August 15, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Christine Westbrook

Re:     CVR Partners, LP
Registration Statement on Form S-3
File No. 333-266618
Request for Acceleration of Effective Date

Ladies and Gentlemen:
On behalf of CVR Partners, LP, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Washington, D.C. time, on August 17, 2022, or as soon as practicable thereafter.
Thank you for your assistance in this matter.

Very truly yours,

CVR PARTNERS, LP

By:	CVR GP, LLC, its general partner

By:	/s/ Mark A. Pytosh
Mark A. Pytosh
President and Chief Executive Officer

cc:    Clinton W. Rancher, Baker Botts L.L.P.
Eileen S. Boyce, Baker Botts L.L.P.